Power & Digital Infrastructure Acquisition Corp.

321 North Clark Street, Suite 2440

Chicago, Illinois 60654

VIA EDGAR

October 28, 2021

Attention:	Kathryn Jacobson Robert Littlepage Edwin Kim Kathleen Krebs

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Re:	Power & Digital Infrastructure Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed October 4, 2021

File No. 333-258720

Ladies and Gentlemen:

Set forth below are the responses of Power & Digital Infrastructure Acquisition Corp. (the “Company” or “XPDI”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 25, 2021, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4, File No. 333-258720, filed with the Commission on October 4, 2021 (the “Preliminary Registration Statement”).

In addition, concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Preliminary Registration Statement on Form S-4 (“Amendment No. 2”) in response to the Staff’s comments.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions in the responses below correspond to Amendment No. 2, and capitalized terms used but not otherwise defined in the responses below have the meanings given to them in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4 filed October 4, 2021

Unaudited Pro Forma Condensed Combined Financial Information

2. Historical Core Scientific, Blockcap Acquisition and Convertible Note Issuance

Adjustments to Unaudited Pro Forma Combined Core Scientific and Blockcap Statements of

Operations, page 108

1.

We note under Other adjustments, footnote (e), in connection with your assessment of a 0% effective tax rate you expect the combined entity to have losses for the foreseeable future. Please explain in this footnote your basis for this expectation, including your consideration of the timing of the conversion of the convertible debt and any synergies from the acquisitions. In this regard, we note pro forma operating income for the six months ended June 30, 2021 was largely offset by interest related to convertible debt.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 107 and 108 of Amendment No. 2 as requested.

5. Earnings per Share, page 112

2.

Regarding adjustment (3), please disclose the unrecognized compensation expense related to 92,080,000 RSUs for which the performance condition has not been met, the nature of the performance condition, and the expected timing of the expense recognition. Likewise, please disclose the unrecognized compensation expense related to the 9,037,500 RSUs held by a former employee, the nature of the transaction-based vesting condition, and the expected timing of the expense recognition.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 112 of Amendment No. 2 as requested.

Information About Core Scientific

Power Providers and Facility Developments, page 154

3.

We note your responses to prior comments 14 through 19 regarding your carbon-offset program and how you spend $1.6 million to offset the carbon emissions generated by your mining rigs through renewable energy credits. Please provide specific information as to how much carbon emissions you generate, the amount of renewable and total energy you require, and how much each of the renewable energy credits offsets, either in carbon emissions or other power-related measures. Further, please quantify the costs of your non-renewable source of energy annually to provide context for the amounts of funds you spend for the offset renewable energy credits.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that in 2021, Core Scientific’s Green House Gas (“GHG”) emission rate per megawatt hour (“MWH”), also referred to as Carbon Intensity, is expected to be 526 lbs. CO2 per MWH. The total energy Core Scientific expects to consume is expected to be 1.95 million MWHs, of which 215,000 MWHs is expected to consist of renewable energy, which is estimated to represent the emission of 514,000 tons of CO2. By purchasing 530,000 RECs, Core Scientific believes that it has achieved net carbon neutral status. Additionally, the Company advises the Staff that it has revised the disclosure on pages 149 and 150 of Amendment No. 2.

Core Scientific

Notes to Unaudited Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Digital Assets, page F-86

4.

We note your response to comment 29. In light of your significant holdings of bitcoins as of the end of the third quarter, please tell us and disclose on page F-86 and elsewhere, as applicable, any changes in your policy of selling all digital assets and converting them into fiat currency shortly after they are mined.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 146 and 168 of Amendment No. 2 as requested.

Blockcap, Inc.

Notes to Unaudited Condensed Financial Statements

10. Subsequent Events

Investing, page F-134

5.

If material, please disclose the underlying dollar value of the crypto-based loan transactions with NYDIG. In future filings, please disclose the related interest and income taxes paid, along with the dollar value of these non-cash investing activities in your Statements of Cash Flows. Refer to ASC 230-10-50-2 and 3.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-134 of Amendment No. 2 as requested.

General

6.

Please describe your relationship, including material commercial relationships, with NYDIG and clarify whether you will continue to enter into digital asset-denominated loan transactions with NYDIG as part of your ongoing business strategy or other revenue optimization strategies. Please describe any material business and regulatory implications of such activity, such as compliance with the federal securities laws.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and informs the Staff that, as disclosed, Core Scientific is a party to a master equipment finance equipment loan with NYDIG, which was entered into in October 2020, and pursuant to which additional loans were received in March and May 2021. The loans have a term of 24 months. In addition, the Company has assumed certain digital asset-denominated loan transactions with NYDIG pursuant to the Blockcap acquisition. Core Scientific does not have any present intention of entering into other digital asset-denominated loan transactions with NYDIG as part of its ongoing business strategy or other revenue optimization strategies, and accordingly, Core Scientific has not considered any business or regulatory implications of such activity.

*****

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Debbie Yee of Kirkland & Ellis LLP at (713) 836-3630.

Sincerely,

POWER & DIGITAL INFRASTRUCTURE ACQUISITION CORP.

By:	/s/ Patrick C. Eilers
Name:	Patrick C. Eilers
Title:	Chief Executive Officer

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